Gramercy Property Trust Inc.

521 5th Avenue, 30th Floor

New York, New York 10175

July 28, 2014

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Tom Kluck

Re:	Gramercy Property Trust Inc. (the “Company”) Registration Statement on Form S-3 Filed July 10, 2014 File No. 333-197343

Dear Mr. Kluck:

This letter responds to your letter dated July 25, 2014, which set forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement filed on July 10, 2014 (File No. 333-197343) (the “Registration Statement”). For your convenience, we have included each of the Staff’s comments before the corresponding response. The Staff’s comments and the Company’s responses thereto are numbered to correspond with the paragraphs in your letter dated July 25, 2014.

Where indicated below, the Company will include changes to the respective disclosure in its Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement, which the Company is filing contemporaneously with this response letter. The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein. In an effort to respond to the Staff’s comments, enclosed herewith are three courtesy copies of the following: (i) this letter as filed via EDGAR, (ii) a clean version of the Amendment as filed via EDGAR, and (iii) a marked version of the Amendment as compared to the Registration Statement.

***

Selling Stockholders, page 41

1.	Comment:

We note your disclosure in this section; however, it is currently unclear who holds dispositive power over certain shares held by corporate stockholders. We cite ABG Partners as an example. Please revise to disclose, by footnote or otherwise, the natural persons who hold voting and investment power over the shares beneficially owned by all entities identified in the table.

RESPONSE:

We have revised pages 47-51 of the Amendment to add footnotes to indicate the natural person or persons who hold voting and investment power over the shares beneficially owned by all entities identified in the table, based on information provided by the selling stockholders.

Securities and Exchange Commission

July 28, 2014

2.	Comment:

Please also tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. If any of the selling shareholders are broker-dealers or affiliates of a broker-dealer, tell us supplementally whether any of the selling shareholders received these shares as underwriting compensation.

RESPONSE:

We hereby respectfully advise the Staff that, based on information provided by each of the selling stockholders included in the filing, none of the selling stockholders are broker-dealers or affiliates of a broker-dealer.

***

Pursuant to your letter dated July 25, 2014, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter, please contact me at (212) 297-1020 or James W. McKenzie of Morgan, Lewis & Bockius LLP, the Company’s counsel, at (215) 963-5134.

Yours truly,

/s/ Edward J. Matey Jr.
Edward J. Matey Jr.
General Counsel

cc:	Jerard Gibson, Esq.
Division of Corporation Finance
U.S. Securities & Exchange Commission

James W. McKenzie, Jr., Esq.
Morgan, Lewis & Bockius LLP

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